Exhibit 99.3.2

PRO FORMA VALUATION UPDATE REPORT

NORTHFIELD BANCORP, INC.

Avenel, New Jersey

PROPOSED HOLDING COMPANY FOR:

NORTHFIELD BANK

Staten Island, New York

Dated As Of:

October 12, 2012

Prepared By:

RP® Financial, LC.

1100 North Glebe Road

Suite 600

Arlington, Virginia 22201

October 12, 2012

Boards of Directors

Northfield Bancorp, MHC

Northfield Bancorp, Inc.

Northfield Bank

1410 St. Georges Avenue

Avenel, New Jersey 07001

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and reissued by the Office of the Comptroller Currency (“OCC”), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board (“FRB”) in the absence of separate written valuation guidelines. Our original appraisal report, dated May 11, 2012 (the “Original Appraisal”), and previous appraisal update report, dated August 17, 2012 (the “First Update”), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On June 6, 2012, the respective Boards of Directors of Northfield Bancorp, MHC (the “MHC”) and Northfield Bancorp, Inc. (“NFBK”), a federal corporation, adopted the plan of conversion and reorganization (the “Plan of Conversion”), whereby the MHC will convert to stock form. As a result of the conversion, NFBK, which currently owns all of the issued and outstanding common stock of Northfield Bank, will be succeed by a Delaware corporation with the name of Northfield Bancorp, Inc. (“Northfield Bancorp” or the “Company”). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Northfield Bancorp or the Company. As of June 30, 2012, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 61.29% of the common stock (the “MHC Shares”) of Northfield Bancorp. The remaining 38.71% of Northfield Bancorp’s common stock was owned by public shareholders.

It is our understanding that Northfield Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including Northfield Bank’s employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

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October 12, 2012

subscriptions received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated offering. Upon completing the mutual-to-stock conversion and stock offering (the “second-step conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of NFBK will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

This updated appraisal reviews changes in stock market conditions for the Company’s second-step conversion offering since the date of the First Update.

The estimated pro forma market value is defined as the price at which Northfield Bancorp’s common stock, immediately upon completion of the second-step offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1.	Stock Market Conditions

Since the date of the First Update, the performance of the broader stock market has been mixed. New signs of weakness in the global economy pushed stocks lower heading into the second half of August 2012, which was followed by a rally on growing expectations that the Federal Reserve would take further action to stimulate the economy. Escalating fears about Europe’s economy pushed the Dow Jones Industrial Average (“DJIA”) down to a four week low in late-August, which was followed by a one-day rally sparked by comments made by the Federal Reserve Chairman indicating that the Federal Reserve was prepared to further stimulate the economy if necessary. News that the European Central Bank planned to make unlimited purchases of euro member government bonds helped stocks to rally to multi-year highs in early-September, with the DJIA closing at its highest level in four years. Investors turned cautious following the disappointing job growth reflected in the August employment report, as the broader stock market traded in a narrow range going into mid-September. The Federal Reserve’s mid-September announcement that it was launching an aggressive program to spur the economy through open-ended commitments to buy mortgage-backed securities sparked a broad based rally, with the DJIA posting its highest close since December 2007. Following the rally, mixed reports on euro zone debt issues provided for a trendless market to close out the third quarter. At the start of the fourth quarter, stocks traded up on some

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October 12, 2012

better-than-expected economic data including reports that manufacturing activity in September expanded for the first time since May, service sector activity expanded at a higher rate in September and the September unemployment rate dropped below 8.0% to a 44 month low of 7.8%. Stocks reversed course heading into mid-October amid concerns about a slowing global economy and a disappointing start to the third quarter earnings season. On October 12, 2012, the DJIA closed at 13328.85 or 0.40% higher since the date of the First Update and the NASDAQ closed at 3044.11 or 1.06% lower since the date of the First Update.

Thrift stocks generally turned in a positive performance since the date of the First Update, outperforming the broader stock market. Mixed economic data and positive comments from the Federal Reserve concerning further steps to bolster the economy translated into a narrow trading range for the thrift sector heading into late-August 2012. M&T Bank Corp.’s announced acquisition of Hudson Bancorp boosted thrift stocks in late-August, which was followed by a narrow trading range to closeout August. Thrift stocks posted healthy gains in the first week of September, as financial stocks were bolstered by the European Central Bank’s unlimited bond purchase initiative and increased expectations of further stimulus action by the Federal Reserve following the weak jobs report for August. Financial stocks led the stock market higher in mid-September, as investors had a favorable reaction to the Federal Reserve’s announcement of a third round of quantitative easing. Following the upturn, thrift stocks traded in a narrow range to close out the third quarter and then traded up at the start of the fourth quarter as some of the September economic data showed indications of an improving economy. Thrift stocks stabilized going into mid-October, and then experienced a sell-off as J.P. Morgan’s and Well Fargo’s third quarter earnings reports raised concerns of accelerating net interest margin contraction being experienced by financial institutions in general. On October 12, 2012, the SNL Index for all publicly-traded thrifts closed at 562.3, an increase of 6.27% since August 17, 2012.

Consistent with the SNL Index, the updated pricing measures for the Peer Group and all publicly-traded thrifts were higher since the date of the First Update. In general, the more significant increase in the market capitalization weighted SNL Index for all publicly-traded thrifts, as compared to the updated pricing measures for the Peer Group and all publicly-traded thrifts, implies that the larger market cap thrift stocks outperformed the smaller market cap thrift stocks since the date of the First Update. The relatively large increase in the Peer Group’s updated core P/E multiple was mostly related to the core P/E multiple of Westfield Financial going from a not meaningful core P/E multiple to a relatively high core P/E multiple of 39.00 times. The decline in the average market capitalization for all publicly-traded thrifts is believed to be mostly related to a 1-for-10 reverse stock split completed by Flagstar Bancorp since the date of the First Update, which had 557.8 million shares outstanding as of August 17, 2012. It should be noted that Brookline Bancorp of Massachusetts, which was one of the Peer Group companies identified in the Original Appraisal, converted to a commercial bank subsequent to the date of the Original Appraisal and, therefore, has been eliminated from the Peer Group. Since the date of the First Update, the stock prices of six out of the remaining ten Peer Group companies were higher as of October 12, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on closing stock market prices as of August 17, 2012 and October 12, 2012.

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Average Pricing Characteristics

	At Aug. 17, 2012		At Oct. 12, 2012		% Change
Peer Group(1)
Price/Earnings (x)	21.46	x	21.70	x	1.12%
Price/Core Earnings (x)	21.88		24.54		12.16
Price/Book (%)	99.53%		101.32%		1.80
Price/Tangible Book(%)	106.34		108.41		1.95
Price/Assets (%)	14.54		14.81		1.86
Avg. Mkt. Capitalization ($Mil)	$292.61		$300.91		2.84

All Publicly-Traded Thrifts
Price/Earnings (x)	19.59	x	19.24	x	(1.79)%
Price/Core Earnings (x)	20.40		21.39		4.85
Price/Book (%)	87.04%		89.05%		2.31
Price/Tangible Book(%)	93.33		95.56		2.39
Price/Assets (%)	10.71		11.21		4.67
Avg. Mkt. Capitalization ($Mil)	$322.15		$297.90		(7.53)

(1)	Brookline Bancorp of Massachusetts has been excluded from the Peer Group averages for both dates shown.

As set forth in the Original Appraisal and First Update, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 1, two standard conversion offerings and three second-step conversion offering have been completed. The second-step conversion offerings are considered to be more relevant for Northfield Bancorp’s pro forma pricing. Two out of the three of the recent second-step conversion offerings were closed between the midpoint and maximum of their respective offering ranges and one was closed at the top of its super range. The average closing pro forma price/tangible book ratio of the three recent second-step conversion offerings equaled 67.4%. On average, the three second-step conversion offerings had price appreciation of 7.4% after the first week of trading. As of October 12, 2012, the three recent second-step conversion offerings showed an average price increase of 6.6% from their respective IPO prices.

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[table omitted]

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Shown in Table 2 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange. The current average P/TB ratio for the recent fully-converted offerings equaled 72.74%, based on closing stock prices as of October 12, 2012.

As set forth in the Original Appraisal and First Update, RP Financial’s analysis of stock market conditions also considered recent trading activity in Northfield Bancorp’s stock.

Since the date of the First Update, the trading price of the Company’s stock ranged from a low closing price of $15.00 on August 31, 2012 to a high closing price of $16.25 on October 11, 2012. As of October 12, 2012, the Company’s closing stock price was $16.22, indicating an implied market valuation of $652.2 million. Comparatively, the Company’s closing stock price as of the date of the First Update was $15.24.

Summary of Adjustments

In the First Update, we made the following adjustments to Northfield Bancorp’s pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	Previous Valuation Adjustment

Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight/Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Except for marketing of the issue, the factors concerning the other valuation parameters did not change since the First Update. Accordingly, those parameters were not discussed further in this update.

The general market for thrift stocks outperformed the broader stock market since the date of the First Update. The DJIA showed an increase of 0.40% since the date of the First Update, versus an increase of 6.27% recorded in the SNL Index for all publicly-traded thrifts. Likewise, the updated pricing measures for the Peer Group were higher since the date of the First Update, but generally did not match the increase in the SNL Index for all publicly-traded thrifts. Three second-step conversion offerings were completed during the past three months, all of which closed above the midpoint of their respective offering ranges. As of October 12, 2012, the three recent second-step conversion offerings reflected an average price increase of 6.6% from their IPO prices.

Overall, taking into account the foregoing factors, we believe that an increase in the Company’s estimated pro market value as set forth in the First Update is appropriate.

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[table omitted]

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Therefore, RP Financial concluded that as of October 12, 2012, the aggregate pro forma market value of Northfield Bancorp’s conversion stock equaled $597.7 million at the midpoint. Based on the sale of a 61.07% ownership interest to the public, the midpoint of the public offering range equaled $365.0 million. The MHC’s 61.07% ownership interest was based on the Company’s and Flatbush Bancorp’s shares outstanding (adjusted for the exchange ratio) as of June 30, 2012, which is consistent with the date of the pro forma data in the Company’s prospectus.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Northfield Bancorp’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized for this update did not change from the First Update.

Consistent with the Original Appraisal and First Update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal and First Update, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal and First Update) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

RP Financial also considered the trading price of Northfield Bancorp’s stock, which had a closing price of $16.22 as of October 12, 2012, an increase of 6.43% from its closing price as of August 17, 2012. The $16.22 closing trading price implied a pro forma market capitalization for Northfield Bancorp of approximately $652.2 million, which is between the midpoint and maximum of the valuation range.

The Company has adopted Statement of Position (“SOP” 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company’s shareholders. However, we have considered the impact of the Company’s adoption of SOP 93-6 in the determination of pro forma market value.

1. P/E Approach. In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Company’s reported earnings equaled $16.402 million for the twelve months ended June 30, 2012. In deriving Northfield Bancorp’s core earnings, the adjustments made to reported earnings were to eliminate the bargain purchase gain of $3.6 million, net of taxes, and gains on securities

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transactions totaling $2.0 million. Due to the immaterial pro forma impact of Flatbush Bancorp’s recurring earnings, which excludes the onetime gain realized from the sale of the main office property, and consistent with the pro forma assumptions disclosed in the Company’s prospectus, no earnings adjustments were made for the pending acquisition of Flatbush Bancorp. As shown below, assuming an effective marginal tax rate of 40.0% is applied to the core earnings adjustment for the gains on securities transactions, the Company’s core earnings were estimated to equal $11.631 million for the twelve months ended June 30, 2012. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
($000)

Net income	$16,402
Deduct: Bargain purchase gain, net of tax	(3,560)
Deduct: Gain on securities transactions, net(1)	(1,211)

Core earnings estimate	$11,631

(1)	Tax effected at 40.0%.

Based on Northfield Bancorp’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s reported and core P/E multiples at the $597.7 million midpoint value equaled 41.67 times and 62.50 times, respectively. The Company’s updated reported and core P/E multiples provided for premiums of 92.03% and 154.69% relative to the Peer Group’s average reported and core P/E multiples of 21.70 times and 24.54 times, respectively (versus premiums of 79.05% and 157.82% relative to the Peer Group’s average reported and core P/E multiples as indicated in the First Update). The Company’s updated reported and core P/E multiples indicated premiums of 99.09% and 154.89% relative to the Peer Group’s median reported and core P/E multiples, which equaled 20.93 times and 24.52 times, respectively (versus premiums of 82.36% and 177.52% relative to the Peer Group’s median reported and core P/E multiples as indicated in the First Update). The Company’s pro forma P/E ratios based on reported earnings at the minimum and the maximum equaled 34.48 times and 47.62 times, respectively, and based on core earnings at the minimum and the maximum equaled 50.00 times and 71.43 times, respectively. The Company’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 3, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Consistent with the Original Appraisal and First Update, the Company’s pro forma book value was adjusted for the impact of the pending acquisition of Flatbush Bancorp as disclosed in the Company’s prospectus. The pro forma impact of the Flatbush Bancorp acquisition increased reported book value by $20.5 million and tangible book value by $19.7 million. Based on the $597.7 million midpoint value, the Company’s P/B and P/TB ratios equaled 82.17% and 84.25%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 101.32% and 108.41%, respectively, Northfield Bancorp’s updated ratios reflected a discount of 18.90% on a P/B basis and a discount of 22.29% on a P/TB basis (versus discounts of 20.84% and 25.99% from the Peer Group’s average P/B and P/TB ratios as indicated in the

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[table omitted]

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3. First Update). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 103.70% and 113.09%, respectively, Northfield Bancorp’s updated ratios reflected discounts of 20.76% and 25.50% at the $597.7 million midpoint value (versus discounts of 22.25% and 23.91% from the Peer Group’s median P/B and P/TB ratios as indicated in the First Update). At the maximum of the range, the Company’s P/B and P/TB ratios equaled 88.65% and 90.74%, respectively. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the maximum of the range reflected discounts of 12.50% and 16.30%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the maximum of the range reflected discounts of 14.51% and 19.76%, respectively.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal and First Update, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal and First Update, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, the three recently completed second-step offerings reflected an average forma price/tangible book ratio at closing of 67.40% (see Table 1). In comparison, the Company’s pro forma price/tangible book ratio at the midpoint value reflects an implied premium of 25.00%. The current average P/TB ratio of the three recent second-step conversions, based on closing stock prices as of October 12, 2012, equaled 71.85%. In comparison to the current average P/TB ratio of the three recent second-step conversions, the Company’s P/TB ratio at the midpoint value reflects an implied premium of 17.26%.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $597.7 million midpoint value Northfield Bancorp’s pro forma P/A ratio equaled 20.41%. In comparison to the Peer Group’s average P/A ratio of 14.82%, Northfield Bancorp’s P/A ratio indicated a premium of 37.72% (versus a premium of 33.52% at the midpoint valuation in the First Update). In comparison to the Peer Group’s median P/A ratio of 12.51%, Northfield Bancorp’s P/A ratio at the $597.7 million midpoint value indicated a premium of 63.15% (versus a premium of 54.02% at the midpoint valuation in the First Update).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 12, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC’s current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company - was $597,708,440 at the midpoint, equal to 59,770,844 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are shown in the table below.

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The pro forma valuation calculations relative to the Peer Group are shown in Table 3 and are detailed in Exhibit 3 and Exhibit 4.

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Exchange Ratio
Shares
Maximum	68,736,470	41,975,000	26,761,470	1.6561
Midpoint	59,770,844	36,500,000	23,270,844	1.4400
Minimum	50,805,217	31,025,000	19,780,217	1.2240

Distribution of Shares
Maximum	100.00%	61.07%	38.93%
Midpoint	100.00%	61.07%	38.93%
Minimum	100.00%	61.07%	38.93%

Aggregate Market Value at $10 per share
Maximum	$687,364,700	$419,750,000	$267,614,700
Midpoint	$597,708,440	$365,000,000	$232,708,440
Minimum	$508,052,170	$310,250,000	$197,802,170

Establishment of the Exchange Ratio

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Northfield Bancorp has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription, community and syndicated offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.4400 shares for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.2240 at the minimum and 1.6561 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.

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Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and Managing Director

Gregory E. Dunn
Director